Exhibit 99.19

Summary of Guaranty Contract of Maximum Amount ( the “Contract”) Entered into by and between Shenzhen BAK Battery Co., Ltd, Xiangqian Li (the “Guarantor”) and Tianjin Branch, Bank of Dalin (the “Creditor”) on November 27, 2009

Main contents:

  Guaranty Contract number: DLQ Jin200911160032;

  Shenzhen BAK Battery Co., Ltd and Xiangqian Li undertake to assume joint and several liabilities for BAK International (Tianjin) Limited (the “Obligor”)’s indebtedness towards Bank of Dalian under the Comprehensive Credit Facility Agreement of Maximum Amount (reference no.: DLQ Jin200911160032) from November 27, 2009 to November 26, 2010, and the maximum amount secured is RMB 80 million.

  Guaranty Responsibility: The guaranty under this Contract shall be guaranty with joint and several liabilities. The guarantor is obligated to pay off the debt in the event the obligor is unable to pay off the debt (including the creditor declares the debt becomes mature in advance to its original expiry date due to default of the obligor or the guarantor).

  Scope of Guaranty: The guaranty shall cover all of the loan principal, interest, penalty interest, breach of contract compensation, damages, undertaking fee and all the expenses such as litigation cost, lawyer’s fee, notification cost and public notice cost etc. which is incurred to the Creditor in realizing its creditor’s right.

  Guaranty period: The guaranty period is from the effective date of this Contract to two years after the expiry of the term of the Credit Facility Agreement and relevant agreement entered into under the Credit Facility Agreement.

Headlines of the articles omitted:

  Termination and explanation

  Payment on demand

  Declaration and undertaking of the Guarantor

  Obligations of the Guarantor

  Continuity of guaranty

  Amendment and explanation of the Contract

  Disputation settlement

  Validity

  Supplement articles